EXHIBIT 99.1

Golar LNG Partners LP - Announcement of filing of Form 20-F Annual Report

Golar LNG Partners LP announces that it has filed its Form 20-F for the year ended December 31, 2020 with the Securities and Exchange Commission in the U.S.

Form 20-F can be downloaded from the link below, is available on our website (www.golarlngpartners.com) and unitholders may receive a hard copy free of charge upon request.

March 16, 2021
The Board of Directors
Hamilton, Bermuda
Enquiries:
Golar Management Limited: + 44 207 063 7900
Karl Fredrik Staubo
Stuart Buchanan

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachment

  GMLP 2020 Annual Report Form 20-F (https://ml-eu.globenewswire.com/Resource/Download/9854796d-4e6e-45a5-bed1-1eb263a1ed28)